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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                         For the Month of February, 2003

                        KOREA ELECTRIC POWER CORPORATION
                 (Translation of registrant's name into English)

              167, Samseong-dong, Gangnam-gu, Seoul 135-791, Korea
                    (Address of principal executive offices)


          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                              Form 20-F   X   Form 40-F
                                        -----           ------

          (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.)

                                  Yes        No   X
                                     -----      -----

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.)



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This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, including by reference in the Registration Statement on Form F-3 (Registration No. 33-99550) and the Registration Statement on Form F-3 (Registration No. 333-9180).






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The Board of Directors of Korea Electric Power Corporation ("KEPCO") passed a resolution for the following 3 items on February 21st 2003.

    1. Proposed non-consolidated financial statements for the fiscal year 2002

       (Selected items of the non-consolidated income statement)

                                                   unit : Korean Won in Billions
                                ------------------------------------------------
                                Year 2002(A)        Year 2001(B)         (A)-(B)
                                ------------        ------------         -------
       Operating revenues          21,048              19,821             1,227
       Operating expenses          19,165              17,858             1,307
       Operating income             1,883               1,962               -79
       Other income                 3,446               2,143             1,303
       Other expenses               1,001               1,580              -579
       Ordinary income              4,328               2,526             1,802
       Net income                   3,060               1,778             1,282

       * Note: The numbers are not directly comparable, as KEPCO separated generating business into six subsidiaries on April 2nd 2001.

    2. Proposed dividend payment for the fiscal year 2002

                                                    FY 2002          FY 2001
                                                 --------------   --------------
       Dividend per share                        800 Korean Won   550 Korean Won
       Dividend rate per par value                   16.0%            11.0%
       Dividend payout ratio                         16.7%            19.8%
       Number of shares issued and outstanding    640,100,876      640,100,876


    3. Proposed date, time, place and agenda of Annual General Shareholders' Meeting

       Date and Time    March 21st 2003, 10:00 AM (Seoul Time)

       Place Grand Hall, at the head office of KEPCO, 167 Samseong-dong Gangnam-gu Seoul, Korea

       Agenda Approval of balance sheet, profit and loss statement and statement of appropriation of retained earnings for the fiscal year 2002



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                                   SIGNATURES



     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                             KOREA ELECTRIC POWER CORPORATION


                                             By:/s/ Chung, Soo Eun
                                             --------------------------
                                             Name: Chung, Soo Eun
                                             Title: Chief Financial Officer

Date : February 24, 2003